SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_________________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2007

REUTERS GROUP PLC
(Translation of registrant’s name into English)

THE REUTERS BUILDING, SOUTH COLONNADE, CANARY WHARF, LONDON E14 5EP, ENGLAND
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes       No

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REUTERS GROUP PLC
(Registrant)

Dated: September 4, 2007	By:	/s/ Nancy C. Gardner

Announcements released during August 2007

Notification of transactions of directors, persons discharging managerial responsibility or connected persons

Tuesday, August 07, 2007

This notification relates to both transactions notified in accordance with Disclosure Rule 3.1.4R(1)(a) and section 324 (as extended by section 328) of the Companies Act 1985.

On 7 August 2007, share option awards under the company’s Discretionary Share Option Plan of 625,000, 375,000 and 250,000 ordinary shares were made to Mr Glocer, Mr Wenig and Mr Grigson respectively. The option price was £6.19.

After these transactions the executive directors’ interests in ordinary shares is as follows:

Director	Shares held	Share awards under long term incentives	Share Options

Thomas Glocer	723,002	3,148,505	7,801,728

David Grigson	186,625	763,468	2,265,992

Devin Wenig	217,219	913,468	2,907,471

These holdings do not exceed 1% of the issued share capital of the company.

Contact:
Elizabeth Maclean
Assistant Company Secretary
Reuters Group PLC
elizabeth.maclean@reuters.com
Tel. no. 020 7542 6706

Reuters To Acquire Analytics Company StarMine

Tuesday, August 21, 2007

New York - Reuters (LSE: RTR; NASDAQ: RTRSY), the global information company, has entered into an agreement to acquire San Francisco-based StarMine, a privately held provider of analytics and equity research tools and objective performance ratings to securities analysts.

Reuters plans to retain and continue to work with the existing StarMine management team and their highly skilled workforce. Reuters also plans to continue to support existing StarMine customers and to continue to invest in StarMine’s leading decision-support analytic capabilities.

Michael Peace, Reuters Global Head of Research and Asset Management, said:
"This deal delivers on our strategy of providing high-value content and insight to Reuters customers around the world. StarMine brings a unique set of tools, skills and capabilities that complement our existing, highly-regarded research and asset management product portfolio. In particular, StarMine’s advanced analytics will provide an exciting new level of functionality to our Reuters Knowledge offering. We also believe that StarMine will be a strong complement to Thomson’s offerings following completion of our pending combination.

"This acquisition highlights Reuters ongoing commitment to investing in high-value, cutting-edge products and services, ensuring that we continue to help the investment management and research community make better investment decisions."

Joe Gatto, StarMine Chief Executive, said:
"StarMine excels at helping clients extract more value from financial information in less time. Joining forces with Reuters will allow StarMine to deliver value over much broader sets of financial information than it does today. Together we'll be able to meet the needs of more customers globally. We are a natural fit and will be a powerful combination."

The transaction is subject to customary terms and conditions. Financial terms of the all cash transaction were not disclosed.

Contacts:
Victoria Brough, Reuters
Tel: +44 207 542 8763, Mobile: +44 7967 044 840
Email: victoria.brough@reuters.com

Frank De Maria, Reuters
Tel: +1 646 223 5507, Mobile: +1 917 215 4484
Email: frank.demaria@reuters.com

About Reuters:
Reuters (www.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Through reuters.com and other digital properties, Reuters now also supplies its trusted content direct to individuals. Reuters drives decision making across the globe based on a reputation for speed, accuracy and independence. Reuters has 16,900 staff in 94 countries, including 2,400 editorial staff in 196 bureaux serving 131 countries. In 2006, Reuters revenues were £2.6 billion.

About Starmine:
StarMine (www.starmine.com) provides independent, objective ratings of securities analysts around the globe by measuring their stock-picking performance and the accuracy of their earnings forecasts. StarMine helps professional investors extract more value from broker research and fundamental equity data in less time by identifying the analysts that add value, forecasting potential earnings surprises and shortfalls, evaluating earnings quality, and alerting investors to the most important developments on stocks they follow. A privately held company founded in 1998, StarMine is based in San Francisco with offices in New York, London, Paris, Boston, Chicago, Hong Kong, and Tokyo. StarMine had gross assets of $16.3 million as of June 30, 2007.

This press release may be deemed to include forward-looking statements relating to Reuters within the meaning of the United States Private Securities Litigation Reform Act of 1995. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters Annual Report and Form 20-F 2006 under the heading ‘Risk Factors’ and Reuters Interim Results press release dated 27 July 2007 under the heading ‘Forward-looking Statements’. Copies of the Annual Report and Form 20-F 2006 and Interim Results press release are available on request from Reuters Group PLC, South Colonnade, Canary Wharf, London E14 5EP. Any forward-looking statements made by or on behalf of Reuters speak only as of the date they are made, and Reuters does not undertake to update any forward-looking statements.

TR-1[i]: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii :	Reuters Group Plc ORD GBP 25p

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):

3. Full name of person(s) subject to the notification obligationiii :	ABN AMRO BANK N.V London Branch

4. Full name of shareholder(s) (if different from 3.)iv :

5. Date of the transaction (and date on which the threshold is crossed or reached if different)[v] :	24/08/2007

6. Date on which issuer notified:	29/08/2007

7. Threshold(s) that is/are crossed or reached:	3%

8. Notified details:

A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction vi		Resulting situation after the triggering transactionvii
	Number of Shares	Number of Voting Rights viii	Number of shares	Number of voting rights ix		% of voting rights
			Direct	Direct [x]	Indirect xi	Direct	Indirect

Ordinary GB 25p	50,945,089	50,945,089	31,878,818	31,878,818		2.53%
GB0002369139

B: Financial Instruments
Resulting situation after the triggering transaction xii
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)
Number of voting rights	% of voting rights

31,878,818	2.53%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:

15. Contact telephone number:

ANNEX NOTIFICATION OF MAJOR INTERESTS IN SHARES XVI
A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities)

Contact address (registered office for legal entities)

Phone number

Other useful information (at least legal representative for legal persons)

31 August 2007

Reuters Group PLC (the “Company”) – Voting Rights and Capital

Update as required for August 2007

In conformity with the Transparency Obligations Directive (Disclosure and Transparency Rules) Instrument 2006 (DTR) provision DTR 5.6, the Company would like to notify the Market that as of 31 August 2007, the Company’s capital consists of 1,399,241,263 ordinary shares of 25 pence each. The Company holds 135,860,000 ordinary shares in Treasury.

Therefore, the total number of voting rights in the Company is 1,263,381,263 ordinary shares.

The above figure (1,263,381,263) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA’s Disclosure and Transparency Rules.

Contact:
Elizabeth Maclean
Assistant Company Secretary
Reuters Group PLC
elizabeth.maclean@reuters.com
Tel. no. 020 7542 6706

Rule 2.10 Announcements made during August 2007

Reuters Group PLC – Rule 2.10 Announcement

3 August 2007

Reuters Group PLC

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 3 August 2007 it has 1,262,500,145 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.

The ISIN reference for these securities is GB0002369139.

Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC

Tel No: 020 7542 2218

Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1% or more of any class of 'relevant securities' of The Thomson Corporation ('Thomson') or of Reuters Group PLC ('Reuters'), all 'dealings' in any 'relevant securities' of those companies (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Thomson or Reuters by Thomson or Reuters, or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel

Reuters Group PLC – Rule 2.10 Announcement

6 August 2007

Reuters Group PLC

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 6 August 2007 it has 1,262,626,675 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.

The ISIN reference for these securities is GB0002369139.

Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC

Tel No: 020 7542 2218

Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1% or more of any class of 'relevant securities' of The Thomson Corporation ('Thomson') or of Reuters Group PLC ('Reuters'), all 'dealings' in any 'relevant securities' of those companies (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Thomson or Reuters by Thomson or Reuters, or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel

Reuters Group PLC – Rule 2.10 Announcement

8 August 2007

Reuters Group PLC

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 8 August 2007 it has 1,262,680,500 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.

The ISIN reference for these securities is GB0002369139.

Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC

Tel No: 020 7542 2218

Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1% or more of any class of 'relevant securities' of The Thomson Corporation ('Thomson') or of Reuters Group PLC ('Reuters'), all 'dealings' in any 'relevant securities' of those companies (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Thomson or Reuters by Thomson or Reuters, or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel

Reuters Group PLC – Rule 2.10 Announcement

13 August 2007

Reuters Group PLC

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 13 August 2007 it has 1,262,725,606 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.

The ISIN reference for these securities is GB0002369139.

Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC

Tel No: 020 7542 2218

Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1% or more of any class of 'relevant securities' of The Thomson Corporation ('Thomson') or of Reuters Group PLC ('Reuters'), all 'dealings' in any 'relevant securities' of those companies (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Thomson or Reuters by Thomson or Reuters, or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel

Reuters Group PLC – Rule 2.10 Announcement

14 August 2007

Reuters Group PLC

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 14 August 2007 it has 1,262,750,666 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.

The ISIN reference for these securities is GB0002369139.

Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC

Tel No: 020 7542 2218

Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1% or more of any class of 'relevant securities' of The Thomson Corporation ('Thomson') or of Reuters Group PLC ('Reuters'), all 'dealings' in any 'relevant securities' of those companies (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Thomson or Reuters by Thomson or Reuters, or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel

Reuters Group PLC – Rule 2.10 Announcement

15 August 2007

Reuters Group PLC

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 15 August 2007 it has 1,262,899,624 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.

The ISIN reference for these securities is GB0002369139.

Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC

Tel No: 020 7542 2218

Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1% or more of any class of 'relevant securities' of The Thomson Corporation ('Thomson') or of Reuters Group PLC ('Reuters'), all 'dealings' in any 'relevant securities' of those companies (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Thomson or Reuters by Thomson or Reuters, or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel

Reuters Group PLC – Rule 2.10 Announcement

17 August 2007

Reuters Group PLC

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 17 August 2007 it has 1,262,972,589 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.

The ISIN reference for these securities is GB0002369139.

Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC

Tel No: 020 7542 2218

Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1% or more of any class of 'relevant securities' of The Thomson Corporation ('Thomson') or of Reuters Group PLC ('Reuters'), all 'dealings' in any 'relevant securities' of those companies (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Thomson or Reuters by Thomson or Reuters, or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel

Reuters Group PLC – Rule 2.10 Announcement

21 August 2007

Reuters Group PLC

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 21 August 2007 it has 1,263,150,354 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.

The ISIN reference for these securities is GB0002369139.

Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC

Tel No: 020 7542 2218

Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1% or more of any class of 'relevant securities' of The Thomson Corporation ('Thomson') or of Reuters Group PLC ('Reuters'), all 'dealings' in any 'relevant securities' of those companies (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Thomson or Reuters by Thomson or Reuters, or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel

Reuters Group PLC – Rule 2.10 Announcement

22 August 2007

Reuters Group PLC

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 22 August 2007 it has 1,263,152,869 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.

The ISIN reference for these securities is GB0002369139.

Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC

Tel No: 020 7542 2218

Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1% or more of any class of 'relevant securities' of The Thomson Corporation ('Thomson') or of Reuters Group PLC ('Reuters'), all 'dealings' in any 'relevant securities' of those companies (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Thomson or Reuters by Thomson or Reuters, or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel

Reuters Group PLC – Rule 2.10 Announcement

23 August 2007

Reuters Group PLC

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 23 August 2007 it has 1,263,162,825 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.

The ISIN reference for these securities is GB0002369139.

Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC

Tel No: 020 7542 2218

Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1% or more of any class of 'relevant securities' of The Thomson Corporation ('Thomson') or of Reuters Group PLC ('Reuters'), all 'dealings' in any 'relevant securities' of those companies (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Thomson or Reuters by Thomson or Reuters, or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel

Reuters Group PLC – Rule 2.10 Announcement

24 August 2007

Reuters Group PLC

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 24 August 2007 it has 1,263,254,269 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.

The ISIN reference for these securities is GB0002369139.

Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC

Tel No: 020 7542 2218

Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1% or more of any class of 'relevant securities' of The Thomson Corporation ('Thomson') or of Reuters Group PLC ('Reuters'), all 'dealings' in any 'relevant securities' of those companies (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Thomson or Reuters by Thomson or Reuters, or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel

Reuters Group PLC – Rule 2.10 Announcement

29 August 2007

Reuters Group PLC

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 29 August 2007 it has 1,263,290,843 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.

The ISIN reference for these securities is GB0002369139.

Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC

Tel No: 020 7542 2218

Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1% or more of any class of 'relevant securities' of The Thomson Corporation ('Thomson') or of Reuters Group PLC ('Reuters'), all 'dealings' in any 'relevant securities' of those companies (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Thomson or Reuters by Thomson or Reuters, or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel

Reuters Group PLC – Rule 2.10 Announcement

30 August 2007

Reuters Group PLC

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 30 August 2007 it has 1,263,381,263 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.

The ISIN reference for these securities is GB0002369139.

Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC

Tel No: 020 7542 2218

Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1% or more of any class of 'relevant securities' of The Thomson Corporation ('Thomson') or of Reuters Group PLC ('Reuters'), all 'dealings' in any 'relevant securities' of those companies (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Thomson or Reuters by Thomson or Reuters, or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel

Reuters Group PLC – Rule 2.10 Announcement

31 August 2007

Reuters Group PLC

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 31 August 2007 it has 1,263,381,263 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.

The ISIN reference for these securities is GB0002369139.

Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC

Tel No: 020 7542 2218

Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1% or more of any class of 'relevant securities' of The Thomson Corporation ('Thomson') or of Reuters Group PLC ('Reuters'), all 'dealings' in any 'relevant securities' of those companies (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Thomson or Reuters by Thomson or Reuters, or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel